plc

Aon plc
8 Devonshire Square
May 8, 2014	London
EC2M 4PL
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Aon plc Form 10-K
Filed February 18, 2014
File No. 001-07933

Dear Mr. Riedler:

Reference is hereby made to that certain comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission delivered via e-mail on April 24, 2014 regarding our Form 10-K for the fiscal year ended December 31, 2013 (the “Comment Letter”).

As you are aware, the Comment Letter requests certain information regarding our business and operations and provides us ten business days to respond. However, our experience in responding to a similar request by the Staff for such information in 2011 suggests that we will need additional time in order to adequately update our review and address and respond to the Staff’s request for information.

In this regard, with approximately 66,000 employees and operations through various subsidiaries in more than 120 countries and sovereignties, we are a complex global business. While our policies and procedures are designed to help ensure that we appropriately disclose subject matter that is both germane to the Staff’s requests for information and required to be disclosed in our periodic filings, we believe that the Staff’s request for information requires a broader review of our business and operations.

Accordingly, we respectfully request an extension to June 6, 2014 to allow us sufficient time to update our review and address and respond to the Staff’s request for information. Please do not hesitate to call me at (312) 381-5122 if you have any questions regarding this letter.

Best regards,

/s/ Michael Wolf
Michael Wolf
Chief Counsel – Corporate

cc:	John Krug, Senior Counsel, SEC
Scot Foley, Staff Attorney, SEC

Peter Lieb, Executive Vice President and General Counsel

Aon plc
Registered office:	8 Devonshire Square	London EC2M 4PL
Registered in England and Wales, No. 7876075